DODGE & COX
Investment Managers | San Francisco
(a) Portfolio estimate: Bloomberg, excluding negative earners. S&P 500 estimate: Standard & Poor’s, based on top-down analysis. (b) Industrials only. *This information is for illustrative purposes only. The representative portfolio is an example of one of Dodge & Cox’s largest and oldest tax-exempt equity accounts that has not experienced material cash flow events or investment guideline changes.
For ten largest holdings, percentage of total equity securities excludes cash or mutual funds. The above is not a complete analysis of every material fact concerning the securities described. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings, which are subject to change at any time without notice.
as of September 30, 2008
Portfolio Structure
Dodge & Cox Representative Portfolio
08-421  |
Representative Portfolio Characteristics Ten Largest Equity Holdings
Hewlett-Packard Co. 5.3%
Comcast Corp. (Cl A) 5.2%
Novartis AG (ADR) 3.6%
Time Warner Inc. 3.3%
Sanofi-Aventis (ADR) 3.1%
Capital One Financial Corp. 2.9%
General Electric Co. 2.8%
GlaxoSmithKline PLC (ADR) 2.8%
Amgen Inc. 2.7%
News Corp. (Cl A) 2.6%
Total Weight 34.3%
Dodge & Cox* S&P 500
Price/Earnings (forward)
(a)
11.2x 17.0x
Price/Sales
(b)
0.6x 1.2x
Price/Book Value 1.3x 2.3x
Weighted Average Market Cap. $66B $87B
Median Market Cap. $17B $9B
Dividend Yield 2.9% 2.4%
0%
5%
10%
15%
20%
25%
30%
Health Care Consumer
Discretionary
Information
Technology
Financials Energy Industrials Materials Consumer
Staples
Telecom
Services
Utilities
Dodge & Cox
S&P 500

DODGE & COX
Investment Managers | San Francisco
Portfolio Structure
Dodge & Cox Representative Portfolio
as of September 30, 2008
08-421  |
Representative Portfolio Characteristics Ten Largest Equity Holdings
Dodge & Cox* S&P 500 Russell Value
Price/Earnings (forward)
(a)
11.2x 17.0x 10.8x
Price/Sales
(b)
0.6x 1.2x 1.0x
Price/Book Value 1.3x 2.3x 1.7x
Weighted Average Market Cap. $66B $87B $91B
Median Market Cap. $17B $9B $4B
Dividend Yield 2.9% 2.4% 3.2%
Hewlett-Packard Co. 5.3%
Comcast Corp. (Cl A) 5.2%
Novartis AG (ADR) 3.6%
Time Warner Inc. 3.3%
Sanofi-Aventis (ADR) 3.1%
Capital One Financial Corp. 2.9%
General Electric Co. 2.8%
GlaxoSmithKline PLC (ADR) 2.8%
Amgen Inc. 2.7%
News Corp. (Cl A) 2.6%
Total Weight 34.3%
0%
5%
10%
15%
20%
25%
30%
Health Care Consumer
Discretionary
Information
Technology
Financials Energy Industrials Materials Consumer
Staples
Telecom
Services
Utilities
Dodge & Cox
Russell Value
S&P 500
(a) Portfolio estimate: Bloomberg, excluding negative earners. S&P 500 estimate: Standard & Poor’s, based on top-down analysis. (b) Industrials only. *This information is for illustrative purposes only. The representative portfolio is an example of one of Dodge & Cox’s largest and oldest tax-exempt equity accounts that has not experienced material cash flow events or investment guideline changes.
For ten largest holdings, percentage of total equity securities excludes cash or mutual funds. The above is not a complete analysis of every material fact concerning the securities described. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings, which are subject to change at any time without notice.

DODGE & COX
Investment Managers | San Francisco
as of September 30, 2008
Portfolio Structure
Dodge & Cox Representative Portfolio
08-421  |
Representative Portfolio Characteristics Ten Largest Equity Holdings
Hewlett-Packard Co. 5.3%
Comcast Corp. (Cl A) 5.2%
Novartis AG (ADR) 3.6%
Time Warner Inc. 3.3%
Sanofi-Aventis (ADR) 3.1%
Capital One Financial Corp. 2.9%
General Electric Co. 2.8%
GlaxoSmithKline PLC (ADR) 2.8%
Amgen Inc. 2.7%
News Corp. (Cl A) 2.6%
Total Weight 34.3%
Dodge & Cox* S&P 500
Price/Earnings (forward)
(a)
11.2x 17.0x
Price/Sales
(b)
0.6x 1.2x
Price/Book Value 1.3x 2.3x
Weighted Average Market Cap. $66B $87B
Median Market Cap. $17B $9B
Dividend Yield 2.9% 2.4%
0%
5%
10%
15%
20%
25%
30%
Health Care Consumer
Discretionary
Information
Technology
Financials Energy Industrials Materials Consumer
Staples
Telecom
Services
Utilities Cash
Dodge & Cox
S&P 500
(a) Portfolio estimate: Bloomberg, excluding negative earners. S&P 500 estimate: Standard & Poor’s, based on top-down analysis. (b) Industrials only. *This information is for illustrative purposes only. The representative portfolio is an example of one of Dodge & Cox’s largest and oldest tax-exempt equity accounts that has not experienced material cash flow events or investment guideline changes.
For ten largest holdings, percentage of total equity securities excludes cash or mutual funds. The above is not a complete analysis of every material fact concerning the securities described. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings, which are subject to change at any time without notice.

DODGE & COX
Investment Managers | San Francisco
Portfolio Structure
Dodge & Cox Representative Portfolio
as of September 30, 2008
08-421  |
Representative Portfolio Characteristics Ten Largest Equity Holdings
Dodge & Cox* S&P 500 Russell Value
Price/Earnings (forward)
(a)
11.2x 17.0x 10.8x
Price/Sales
(b)
0.6x 1.2x 1.0x
Price/Book Value 1.3x 2.3x 1.7x
Weighted Average Market Cap. $66B $87B $91B
Median Market Cap. $17B $9B $4B
Dividend Yield 2.9% 2.4% 3.2%
Hewlett-Packard Co. 5.3%
Comcast Corp. (Cl A) 5.2%
Novartis AG (ADR) 3.6%
Time Warner Inc. 3.3%
Sanofi-Aventis (ADR) 3.1%
Capital One Financial Corp. 2.9%
General Electric Co. 2.8%
GlaxoSmithKline PLC (ADR) 2.8%
Amgen Inc. 2.7%
News Corp. (Cl A) 2.6%
Total Weight 34.3%
0%
5%
10%
15%
20%
25%
30%
Health Care Consumer
Discretionary
Information
Technology
Financials Energy Industrials Materials Consumer
Staples
Telecom
Services
Utilities Cash
Dodge & Cox
Russell Value
S&P 500
(a) Portfolio estimate: Bloomberg, excluding negative earners. S&P 500 estimate: Standard & Poor’s, based on top-down analysis. (b) Industrials only. *This information is for illustrative purposes only. The representative portfolio is an example of one of Dodge & Cox’s largest and oldest tax-exempt equity accounts that has not experienced material cash flow events or investment guideline changes.
For ten largest holdings, percentage of total equity securities excludes cash or mutual funds. The above is not a complete analysis of every material fact concerning the securities described. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings, which are subject to change at any time without notice.

DODGE & COX
Investment Managers | San Francisco
This information is for illustrative purposes only. The representative portfolio is an example of one of Dodge & Cox’s largest and oldest tax-exempt equity accounts that has not experienced material cash flow events or investment guideline changes. The above is not a complete analysis of every material fact concerning the securities described. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings, which are subject to change at any time without notice.
Portfolio Holdings
Dodge & Cox Representative Portfolio
as of September 30, 2008
Consumer 8.9% Industrials / Energy 17.1% Finance 13.8% Health Care 24.5%
Technology, Media and
Telecommunications 35.6%
08-421  |
CONSUMER ELECTRONICS 4.0% HEALTH CARE SERVICES 6.6% BANKS 4.3% ENERGY 8.1% CONSUMER DURABLES 1.9%
Panasonic Corp. (ADS) Cardinal Health Inc. HSBC Holdings PLC (ADS) Baker Hughes Inc. Ford Motor Co.
Sony Corp. (ADS) Health Management Associates Inc. (Cl A) Wachovia Corp. Chevron Corp. General Motors Corp.
UnitedHealth Group Inc. Wells Fargo & Co. ConocoPhillips Genuine Parts Co.
ELECTRONIC MEDIA 11.9%
WellPoint Inc. Occidental Petroleum Corp. Masco Corp.
FINANCIAL SERVICES 7.0%
Royal Dutch Shell PLC (ADS Cl A)
Comcast Corp. (Cl A)
PHARMACEUTICALS 17.9%
Schlumberger Ltd.
PUB/LEISURE 0.4%
DISH Network Corp. (Cl A)
& MEDICAL DEVICES
Capital One Financial Corp.
Liberty Global Inc C Citigroup Inc. GENERAL INDUSTRIAL 3.8% Interpublic Group Of Cos.
Liberty Global Inc.  (Cl A) Amgen Inc. Credit Suisse Group (ADS)
Liberty Entertainment Series A Boston Scientific Corp. Fannie Mae General Electric Co. RETAIL & DISTRIBUTION 6.6%
News Corp. (Cl A) Covidien Ltd. Legg Mason Inc. Koninklijke Philips Electronics N.V. (ADS)
Time Warner Inc. GlaxoSmithKline PLC (ADS) SLM Corp. Tyco Intl CarMax Inc.
Novartis AG (ADS) Home Depot Inc.
ELECTRONICS & COMPUTERS 0.5%
Pfizer Inc.
INSURANCE 2.5% INDUSTRIAL COMMODITIES 3.1%
Liberty Interactive Series A
Sanofi-Aventis (ADS) Macy's Inc.
Kyocera Corp. (ADS) Wyeth Aegon N.V. (ADS) Cemex S.A.B. de C.V. (ADS) Sherwin-Williams Co.
American International Group Inc. Domtar Corp. Wal-Mart Stores Inc.
TECHNOLOGY 17.6%
Genworth Financial Inc. (Cl A) Dow Chemical Co. Walgreen Co.
Loews Corp. Vulcan Materials Co.
BMC Software Inc. Travelers Cos. Inc.
Cadence Design Systems Inc.
TRANSPORTATION 2.1%
Citrix Systems Inc.
Computer Sciences Corp. FedEx Corp.
Compuware Corp.
eBay Inc.
Ericsson ADR
Hewlett-Packard Co.
Hitachi Ltd. (ADS)
Molex Inc.
Molex Inc. (Cl A)
Motorola Inc.
Pitney Bowes Inc.
Sun Microsystems Inc.
Synopsys Inc.
Thomson (ADS)
Tyco Electronics Ltd.
Xerox Corp.
TELECOM 1.6%
Sprint Nextel Corp.

DODGE & COX
Investment Managers | San Francisco
Total return is a function of earnings growth, P/E multiple and dividend yield.
Current dividend yield is 2.44%, and current P/E is 12.9x.
Average S&P 500 P/E ratio since 1960: 16x
Average S&P 500 earnings growth rate since 1960: 6.5%
Average annual S&P 500 return since 1960: 9.7%
Outlook for the Equity Market
Dodge & Cox View of Potential Future Five-Year Returns for the S&P 500
Ending P/E Multiple
September 2013
Potential annualized
total returns in a range of
–2.5% to 19.0%*
0% 3% 6% 9%
18x 9.3% 12.5% 15.8% 19.0%
16x 6.8% 10.0% 13.1% 16.2%
13x 2.6% 5.6% 8.6% 11.6%
10x -2.5% 0.3% 3.2% 6.0%
*As of 10/10/08, S&P 500 price = $899.22. LTM bottom-up, operating earnings = $69.73, with 99% reported for the 6/30/08 period.
Past performance is not indicative of future returns. The annual growth rates and P/E ratio assumptions are for illustrative purposes only and do not reflect the performance of any Dodge & Cox Fund or account. Sources: Standard & Poor’s, Bloomberg, Russell/Mellon Analytical Services. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
as of October 10, 2008
08-421  |
Average Growth in S&P 500 Operating Earnings
(Annualized through September 2013)
Note: Dodge & Cox does not seek to replicate the S&P 500 Index. The security and industry weightings and performance of a Dodge & Cox account may differ materially from those of the S&P 500.
Conclusion:
Using what we believe are reasonable assumptions for earnings growth rates and P/E ratio, annualized total returns for the S&P 500 over the next five years would be moderate.

Weighting
Oil Price
Dec 94
Jun 95
Dec 95
Jun 96
Dec 96
Jun 97
Dec 97
Jun 98
Dec 98
Jun 99
Dec 99
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
Dec 07
Jun 08

DODGE & COX
Investment Managers | San Francisco
50%
75%
100%
125%
150%
175%
200%
225%
250%
$10
$30
$50
$70
$90
$110
$130
$150
Relative Dodge & Cox Weighting
Oil Price
Oil Prices Influence Our Energy Weighting
Dodge & Cox Stock Fund
Source: Bloomberg, FactSet. Oil price = West Texas Intermediate crude closing spot price.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Quarterly Price of Oil vs. Weighting in Energy Relative to S&P 500
Higher oil prices are expected to increase production and curtail demand.
As oil prices have increased, our energy exposure has been reduced.
Lower relative weighting reflects less attractive risk/reward trade-off, given higher stock prices.
08-421  |
as of September 30, 2008

DODGE & COX
Investment Managers | San Francisco
Source: FactSet. This information is for a representative Dodge & Cox tax-exempt account over $50 million. The above is not a complete analysis of every material fact concerning the securities described. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings, which are subject to change at any time without notice.
Diversification in the Consumer Discretionary Sector
Dodge & Cox Representative Portfolio: 22.4% vs. S&P 500: 8.5%
Sector exposure is well diversified:
Some companies are domestic, others have global franchises.
Some are deeply cyclical, others less economically sensitive.
Some face rapid technological change, others less so.
Some sell impulse purchase products, others exhibit utility-like consumption.
Some require internal restructuring, others face external market risks.
as of September 30, 2008
08-421  |
Autos 1.6%
Ford, General Motors
Media / Cable 12.7%
Comcast, DISH Network,
Interpublic Group, Liberty
Entertainment, Liberty
Global, Loews, News
Corp., Time Warner
Consumer
Electronics 4.0%
Panasonic, Sony,
Thomson
Retailing 4.1%
CarMax, Genuine Parts,
Home Depot, Liberty
Interactive, Macy's,
Sherwin-Williams

Sep 98
Sep 99
Sep 00
Sep 01
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Sep 07
Sep 08

DODGE & COX
Investment Managers | San Francisco
Financial Services
Dodge & Cox Stock Fund
Industry Risks
High credit losses
Liquidity
Potential for additional equity dilution if more capital is needed
Impact of mark-to-market accounting
Rising interest rates
Federal government intervention
The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.
Source: FactSet Source: FactSet, Russell
Opportunities
Depressed valuations
Solid core businesses (HSBC)
Industry-leading technology platforms (Capital One, Wells Fargo)
Increasing market share (Wells Fargo, Sallie Mae)
Declining Valuations: Price-to-Book
Ratio of S&P 500 Financials
Comparative Weighting of
Industries Within Financials
Indexes’ Financials Weightings Fall,
Dodge & Cox Weighting Rises
Source: FactSet, Russell
08-421  |
as of September 30, 2008
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
10%
15%
20%
25%
30%
35%
Russell 1000 Value
Stock Fund
S&P 500
4.8%
3.1%
6.3%
5.6%
7.0%
10.2%
2.5%
3.0%
5.8%
2.7%
5.2%
1.0%
0%
5%
10%
15%
20%
25%
Stock
Fund
S&P 500 Russell
1000
Value
Capital
Markets /
REITs
Insurance
Diversified
Financial
Services
Banks

DODGE & COX
Investment Managers | San Francisco
Harder to Distinguish “Value” from “Growth”
Dodge & Cox Stock Fund
Source: Mellon. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
The valuation gap has compressed for companies in the Russell 1000 Value and Russell 1000 Growth Indices.
Multiples for companies in traditionally slower-growing sectors (e.g. Utilities and Energy) are now similar to multiples in sectors like Technology, Media, Telecommunications, and Health Care; and Dodge & Cox has found more opportunities in these areas.
Dodge & Cox remains a bottom-up investor, seeking long-term opportunities, not relying on “value” or “growth” labels.
as of September 30, 2008
08-421  |
1.0x
2.4x
3.2x
4.4x
4.3x
2.8x
1.9x
2.4x
2.2x
2.0x
1.9x
1.9x
1.5x
1.2x
1.5x
1.4x
1.5x
1.4x
1.2x
1.3x
1.7x
1.4x
1.4x 1.4x
0x
1x
2x
3x
4x
5x
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 9/30/08
Russell 1000 Value
Russell 1000 Growth
Dodge & Cox Stock Fund

DODGE & COX
Investment Managers | San Francisco
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
9/88 9/90 9/92 9/94 9/96 9/98 9/00 9/02 9/04 9/06 9/08
Average
3.1
Current Market Environment
8x
10x
12x
14x
16x
18x
20x
22x
24x
26x
1987 1990 1993 1996 1999 2002 2005 2008 Q3
Average
15.8x
0.5x
0.7x
0.9x
1.1x
1.3x
1.5x
1.7x
1.9x
2.1x
2.3x
9/88 9/90 9/92 9/94 9/96 9/98 9/00 9/02 9/04 9/06 9/08
Average
1.3x
0%
1%
2%
3%
4%
5%
6%
7%
8%
1987 1990 1993 1996 1999 2002 2005 6/08
Average
5.1%
S&P Industrials Net Profit Margin: 1987 – June 2008 Consumer Price Index: 20 Years Ending Q3 2008
S&P Industrials Forward Price-to-Earnings: 1987 – Q3 2008
S&P Industrials Price-to-Sales: 20 Years Ending Q3 2008
Source: Morgan Stanley Source: The Leuthold Group
Source: Standard & Poor's Source: Department of Labor
Note: Price-to-earnings ratio is based on 12-month, forward diluted estimates, including negative earnings. Net Profit margin based on diluted EPS, as reported (US GAAP). The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but
Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the
Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
as of September 30, 2008
08-421  |

1945
1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005

DODGE & COX
Investment Managers | San Francisco
-4
0
4
8
12
16
20
24
28
32
36
40
44
48
52
Consumer Price Index
S&P 500 Price-to-Earnings
Historical price-to-earnings ratio is based on reported earnings and includes negative earnings. Estimated 1-year forward EPS= $48.96. Sources: U.S. Department of Labor,
Standard & Poor’s.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Price-to-Earnings Ratio and Inflation
S&P 500, 1945-2008e
Mean P/E = 16x
P/E based on
2008 estimated EPS
Reported EPS (including
write-offs) fell from $50 to
$35, year-over-year
Over longer periods, the P/E multiple has tended to be higher when inflation is low, and vice versa as of September 30, 2008
08-421  |

DODGE & COX
Investment Managers | San Francisco
$35
$45
$55
$65
$75
$85
$95
Q1 96 Q1 97 Q1 98 Q1 99 Q1 00 Q1 01 Q1 02 Q1 03 Q1 04 Q1 05 Q1 06 Q1 07 Q1 08
Source: Standard & Poor’s. Operating earnings are bottom-up. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information.
Opinions expressed are subject to change without notice. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Recent Contraction in Corporate Earnings
Q1 96 – Q3 08E: S&P 500 Operating Earnings per Share, Rolling 4 Quarters
12/01 – 6/07
Cumulative: +135%
Annualized: +14%
as of September 30, 2008
6/07 – 9/08
Cumulative: -25%
08-421  |

1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
YTD 2008

DODGE & COX
Investment Managers | San Francisco
Causes for Concern
Tight credit conditions / rising credit losses
Increasing challenges to household debt-servicing
Rising energy and commodity prices
High corporate profit margins may be unsustainable
Reasons for Optimism
Global capital flows provide liquidity
Economic growth in the developing world
Strong corporate balance sheets
Low interest rates
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
30%
35%
40%
1998
• Russian debt
default
• LTCM bailout
1987
• Black Monday
1991
• Persian
Gulf War
1997
• Asian Financial
Crisis
2002
• WorldCom files
for largest
bankruptcy ever
2001
• 9/11 attacks
1980
• Iranian hostage
crisis
1983
• Bombing of Marine
barracks in Beirut
1986
• US bombs
Libya
1981–1983
• High inflation,
interest rates and
unemployment
1997–1999
• Technology stocks
speculation
1989
• Savings & Loan
crisis
2007–2008
• Subprime
mortgage crisis
and credit crunch
Source: Dodge & Cox, Leuthold Group. Dividends are reinvested. Return is annualized for a period of 31.75 years. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Market Dislocations Can Provide Opportunity
Annual S&P 500 Returns: 1977 – Q3 2008 (compounded annual return = 11.2%)
08-421  |
as of September 30, 2008
2003
• Iraq war

DODGE & COX
Investment Managers | San Francisco
Weighting of Foreign Securities
Dodge & Cox Stock Fund Assets Invested in U.S. Dollar-Denominated Foreign Securities
This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
0%
5%
10%
15%
20%
25%
Mar 94 Mar 95 Mar 96 Mar 97 Mar 98 Mar 99 Mar 00 Mar 01 Mar 02 Mar 03 Mar 04 Mar 05 Mar 06 Mar 07 Mar 08
9/30/08
19.2%
as of September 30, 2008
08-421  |

DODGE & COX
Investment Managers | San Francisco
GlaxoSmithKline, Pfizer, Sanofi-Aventis,
Novartis
As per capita income grows, health care becomes
a greater priority, increasing opportunities for
global suppliers of pharmaceuticals.
Health Care
Hewlett-Packard, Motorola, Sony, News Corp. Global broadband promotes “global electronic village”, made more rapid by continuing declines
in the cost of computing power.
Technology, Media and
Telecommunications (TMT)
Wal-Mart, Panasonic As consumer discretionary income grows, time becomes more valued and shopping habits change
(favoring efficient distributors and branded
consumer goods).
Consumer
Portfolio Holdings Description
Citigroup, GE (Capital), HSBC Banks introducing consumer credit and banking services have opportunities for above-average
growth.
Consumer Finance
Consumers in the Developing World
Dodge & Cox Stock Fund
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call
800-621-3979. Please read the prospectus carefully before investing.
as of September 30, 2008
08-421  |
Expansion of Per Capita Income and Discretionary Purchasing Power

DODGE & COX
Investment Managers | San Francisco
The recent period of increased concern and market volatility has created investment opportunity for the patient investor with a long-term horizon. In the past six to nine months, price declines for many companies have been steep, leading to the disappointing returns of the past year. In the face of substantial stock price declines, we have added to existing positions and initiated new ones.
Summary
While individual company analysis and selection drives the process, in aggregate we are finding particularly attractive opportunities in finance, health care and media sectors.
Sources of cash include selected energy, industrial and consumer companies, among others.
We continue to apply our time-tested investment approach, based on in-depth company analysis, price discipline and a long-term investment horizon. We believe our clients will benefit from our current efforts to add long-term return potential to the existing portfolio.
08-421  |
as of September 30, 2008
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.